Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Paul J. Sievers Dennis R. Baranowski Amy E. Martinez Melissa C. Martorella Alexa P. Stephenson Bryan P. Redington	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Aruna Hatti**

Alexandra Anast

Larissa Branes

Mustafa Kadri

Kyle Niewoehner

Tae K. Kim

Bibin Mannattuparampil***

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. Only

***Admitted in Florida Only

Via EDGAR and OVERNIGHT MAIL

Mr. Jonathan Burr and Ms. Pamela Long

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

March 12, 2020

Re:	CIRCLE OF WEALTH FUND III LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

FILE NO. 024-10948

Dear Mr. Burr and Ms. Long:

This letter is submitted on behalf of CIRCLE OF WEALTH FUND III LLC (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated February 25, 2020 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A, Post-Qualification Amendment No. 1 (File No. 024-10948) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended. The submission is in connection with the Offering Statement submitted to the Commission on February 13, 2020, relating to the Company’s offering of up to $50,000,000 in membership interests, as well as, the rescission offering to the existing members (collectively, the “Offering Statement”). The responses provided are based upon information provided to Geraci Law Firm by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Re: Response Letter

March 12, 2020

Comment No. 1

1. Please revise to reduce the amount of your best efforts offering by the aggregate amount of securities sold pursuant to the offering statement in the prior 12 month period. Please see Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised to reduce the amount of the best efforts offering by the aggregate amount of securities already sold pursuant to the Offering Statement in the prior 12-month period. The current maximum offering amount is adjusted to $49,375,000.

Comment No. 2

2. You have omitted the footnotes to your interim financial statements for the six months ended June 30, 2019. Please revise to include the footnotes, as required by U.S. GAAP and Article 8-03(b) of Regulation S-X. Please also ensure that your audited and interim financial statements are included in the body of the offering circular, rather than as an exhibit.

Response to Comment No. 2

In response to the Staff’s comment, we have updated the Company’s financials to include the audited financial statements as of December 31, 2019. The financial statements for the six months ended on June 30, 2019 was removed and replaced with the audited financial statements. The audited financials include comments and notes pertaining to the financial statements for the period of December 31, 2019. Accordingly, the Company believes that this request is moot. Please see the section “Index to Financial Statements” beginning in F-1 of the Offering Circular.

Comment No. 3

3. Where you describe how investors will receive and accept the rescission offer, please clarify whether the email will include a link to the offering circular. We note that your disclosure indicates the email will include “an outline of the offer.”

Response to Comment No. 3

In response to Staff’s comments, the email will include a link to the offering circular, and an outline of the offer will be included in that email. As part of that email, we will request that the investors complete and return the “Form of Rescission Offer Election” to the Company via email address or snail mail.

Re: Response Letter

March 12, 2020

Comment No. 4

4. We note that you intend to use a portion of the net proceeds from your primary offering and proceeds from business operations to fund the rescission offer. In this regard, on page 44 you disclose that the sale of your membership interests was suspended when you identified the omission. Additionally, on page 34 you disclose that you have $25,000 and plan to sell membership interests on a needed basis to operate your business. Please disclose how you expect to fund the rescission offer and discuss the impact of the offer on your operations. Additionally, update your use of proceeds disclosure to indicate the amount of proceeds being used to fund the rescission offer.

Response to Comment No. 4

In response to the Staff’s comment, and in reference to the response to Comment No. 2 above, the Company has included the audited financial statements ending in period of December 2019. The audited financial statements indicate sufficient assets to fund the rescission offer with total assets in the amount of $640,675. The Company intends to use cash and cash equivalents, as well as other assets, to fund such offers.

Comment No. 5

5. Disclosure on page 37 refers to prior performance tables, however, you have not included the prior performance tables with this post-qualification amendment. Please revise to include this information.

Response to Comment No. 5

In response to the Staff’s comment, the Company has included the prior performance tables with the post-qualification amendment. Please see pages 37-45 of the Offering Circular.

Best Regards,

/s/ Kevin S. Kim
Kevin S. Kim, Esq.
Partner
Corporate & Securities Division
Geraci Law Firm.